[OMNITURE LETTERHEAD]
June 23, 2006
VIA EDGAR AND FACSIMILE

Unites States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Ms. Barbara Jacobs Mr. Jay Ingram

Re:	Omniture, Inc. Registration Statement on Form S-1 File No. 333-132987
Acceleration Request

Requested Date: Requested Time:	Tuesday, June 27, 2006 4:00 p.m., Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Omniture, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (No. 333-132987) be declared effective on the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
In connection with the acceleration request, the Registrant hereby acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.
Respectfully submitted,
OMNITURE, INC.
/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer